UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2012

Commission File Number: 001-33800
SearchMedia Holdings Limited -----------------------------------
(Translation of registrant's name into English)

Cayman Islands -----------------------------------
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041 ----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ x ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [   ] Yes    [ x ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Announces New Chief Operating Officer for
its China Operations; Completion of Subsidiary
Divestiture and Earnout Reduction

Shanghai, China, September 4, 2012 — SearchMedia Holdings Limited ("SearchMedia" or the "Company") (NYSE MKT: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced it has appointed Mr. Stephen Zhu as the Chief Operating Officer of its China operations, effective August 20, 2012 and has also divested its subsidiary Qingdao Kaixiang Advertising Co. Ltd. ("Qingdao") in order to further its planned minimization of the Company's outstanding earnout liability.

Mr. Zhu joins SearchMedia from Symbol Media, an integrated outdoor advertising company he founded in 2009, whose client base includes well-recognized brands such as KFC, Puma, Coca-Cola, Volkswagen, AIA, Samsung, Canon, Ikea, Land Rover and covered many industry sectors including finance, auto, retail and electronics. Symbol Media is the Company's partner for its previously announced Luxury Mall LCD Joint Venture. Mr. Zhu has now joined SearchMedia full-time as its Chief Operating Officer of China Operations. Through his ten years of experience in the out-of-home advertising industry, Mr. Zhu has developed deep relationships with the major advertising agencies in China, including Kinetic, Zenith, Optimum, Carat, McCann and Dentsu. Mr. Zhu has also been a market leader developing 3D advertising platforms within China.

As part of its previously announced Integration Program and based on an analysis of the recent performance and projections of Qingdao, the Company has agreed to divest Qingdao back to its previous owners and eliminate the related earnout liability of $4.1 million. Beginning August 31, 2012, Qingdao's operating results will no longer be part of the Company's consolidated financial statements. The Company believes that the cost savings from not carrying out the remaining earnout obligations pursuant to the acquisition agreement for Qingdao frees up the Company's resources for use in other more promising opportunities. Through the divestiture of Qingdao, the Company has materially reduced its outstanding earnout obligations by 41% from $10.1 million to $6.0 million.

Peter W.H. Tan, Chief Executive Officer of SearchMedia, remarked, "We are thrilled to have Stephen Zhu join as Chief Operating Officer of our China operations. I have known Stephen for over five years and have previously invested in some of his proprietary concessions. Stephen has a great reputation in the China out-of-home advertising industry and he will be an important catalyst in the sales effort with our recently announced major concessions with Home Inns & Hotel Management Inc. and our Luxury Mall LCD Joint Venture. Furthermore, his strong government relations and managerial and business development experience will enhance our growth objectives and help us execute our new strategic initiatives. Stephen will be joined by one of the most talented sales and media development teams in Shanghai.

On the decision to divest Qingdao, Tan added, "It is never an easy decision to dispose of an operating subsidiary that has been with the Group from the outset, but we feel that given the significant and persistent declining sales and profitability trend of Qingdao over the last four years, in order to preserve shareholder value and allow the Company to pursue additional accretive concessions, it is in the best interests of the Group to enter into a separation agreement with Qingdao. It is, of course, beneficial as a whole to be able to eliminate from our balance sheet outstanding earnout and tax liabilities in the aggregate amount of $6.8 million. Qingdao represented only 5% of our Group revenue in 2011 and we believe that this divestiture will have a minimal impact on our future financial performance."

Peter Chan, Interim Chief Financial Officer of SearchMedia, added, "After a thorough analysis, we have concluded that it is in the Company's best interest to divest Qingdao back to its ex-owners in exchange for the cancellation of the $4.1 million cash earnout due and elimination of $2.7 million tax liabilities and $1.9 million inter-company liabilities. With the Qingdao divestment, we expect a non-cash disposal loss of $3.2 million against our year-to-date June 30, 2012 net income of $9.8 million. We believe the Qingdao divestment will result in a large cash savings and the elimination of certain liabilities would improve the Company liquidity and bolster its balance sheet allowing it to pursue other concessions with better returns."

Availability of Form 20-F For Year Ended December 31, 2011

On May 15, 2012, the Company filed its Annual Report on Form 20-F for the year ended December 31, 2011, which includes the Company's audited financial statements (the "2011 Form 20-F"). The 2011 Form 20-F is available on the Company's website at www.searchmediaholdings.com by clicking "Investor Relations", then "SEC Filings". The Company will send a hard copy of the Company's complete 2011 Form 20-F upon the request of a shareholder to ir@searchmediaholdings.com or by requesting a hard copy of the 2011 Form 20-F on the Company's website.

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China's largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia's core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, "one-stop shop" services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to the Company's ability to capture attractive market opportunities within China's advertising market, whether Mr. Zhu will serve as an important catalyst in our sales efforts and whether his managerial and business development experience will enhance our growth objectives and execute our strategic initiatives; whether divesting our Qingdao subsidiary will improve our liquidity and have a minimal impact on future financial performance; whether we can add new concessions; whether divesting Qingdao will have the anticipated benefits to the Company and its shareholders and whether the Qingdao divestiture will improve liquidity and bolster the Company's balance sheet and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: September 5, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer